Mail Stop 3561

February 14, 2007

Via U.S. Mail

Liping Deng
President and Chief Executive Officer
China Agri-Business Inc.
Finance Plaza 9th Floor
Hi-Tech Road No. 42
Hi-Tech Industrial Development Zone
Xi'an, Shaanxi, CHINA 710068

Re: China Agri-Business, Inc.
Registration Statement on Form SB-2
Filed January 19, 2007
File No. 333-135729

Dear Mr. Deng,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that page references are to the copy you provided to us.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement
General

1. We note that you have omitted graphics on pages 22 and 23. Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages

that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please provide dilution disclosure at minimum, midpoint and maximum breakpoints, or tell us why this is unnecessary. Refer to Item 506 of Regulation S-B.

3. We could not locate the dealer prospectus delivery obligation language required by Item 502(b) of Regulation S-B. Please revise or advise.

Prospectus Cover Page

4. Please limit the outside front cover page to one page. Refer to Item 501(a) of Regulation S-B.

Prospectus Summary, page 7

5. Please revise your summary to provide a clear and brief description of your business and how long you have been operating. We suggest replacing "agricultural enhancement products" with a phrase that more clearly describes your products.

6. Additionally, include your most recent audited and interim stub periods to provide a financial snapshot of your company. You might consider relocating your selected financial data disclosure on page 34 to the summary section.

7. We suggest either removing the third paragraph on page 9 or revising to clarify that the underwriting agreement is an exhibit to this registration statement.

Risk Factors, page 9

8. Delete the first two sentences in the first paragraph on page 10.

Use of Proceeds, page 17

9. It is unclear from your disclosure how you determined the amount of net proceeds from the offering. Consider providing the information in a table so investors can easily evaluate your expenses related to the offering.

10. Please revise your table(s) to present a midpoint figure between the minimum and maximum units sold.

Business, page 18
General

11. Please revise this entire section to provide a more useful description of your products. Describe any studies by third parties which suggest their utility or safety. What do they cost? Provide us with the support for your belief they can cut costs by 20% to 30%. These are the types of questions this section should answer.

12. We note your investment in Tienwe Technology discussed in Note 8 on page F-13. Please revise to disclose in your business section or advise. Refer to Item 101(a)(3) of Regulation S-B.

13. We note your risk factor on page 10 that you operate in a highly-competitive industry. Please revise to discuss here the competitive business conditions, your competitive position in the industry and methods of competition. Refer to Item 101(a)(4) of Regulation S-B.

Recent Developments and Trends, page 27

14. We note in the second paragraph that you have developed a strategy to expand your operations. Please revise this section to clearly describe your future plans, the estimated costs, and projected timeline for implementation. We note on page 18 that you intend to use the proceeds to fund additional manufacturing and warehousing facilities and to hire additional employees. Refer to Item 303(b)(1) of Regulation S-B.

Expanding Sales and Marketing Efforts of Shaanxi, page 27

15. We note here that your marketing efforts have been limited and that you plan to implement several promotional and advertising programs. Please revise here to explain your plans and how they differ from your marketing efforts described on page 23. We note that you have been advertising your products through publications, television and other programs during the last two fiscal years at a cost of approximately $62,500. Also, approximate the cost of your plan.

16. We note your disclosure that you have established an incentive compensation package for your retail dealers and their representatives. Please explain to us in detail the nature of this compensation package and explain to us how you account for any compensation given to customers. See EITF 01-9.

Results of Operations for the Nine Months Ended September 30, 2006 and 2005, page 29

17. We note that net sales were $1,627,202 for the first nine months of 2006 as compared to $501,788 for the first nine months of 2005 and the amounts were due

to the sale of organic agricultural enhancement products and farm products. Please revise to ensure that each of the identified underlying causes of material increases or decreases is adequately analyzed for each type of product (i.e., both organic agricultural enhancement products, and farm products). For example, for material increases or decreases due to changes in the mix of products sold, sales prices, productivity levels, etc., consider disclosing quantitative analysis of the number of units sold by product along with the selling price of the product, or other relevant measures, in the current period versus the prior period and address the reasons for any significant changes between the periods. In addition to indicating the product line that accounts for the decrease or increase in sales, please consider explaining why you believe that decrease/increase occurred and your expectations for future sales. See Item 303 of Regulation S-B.

18. Please revise to discuss and analyze net sales and cost of sales (rather than margins) separately for each type of product line or segment. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales is necessary.

19. Please expand your discussion of operating expenses to separately discuss each major line item on the statement of operations, such as cost of goods sold, selling and marketing, general and administrative, depreciation and amortization expenses. Please quantify and discuss the significant cost components within these broad categories, such as product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better.

Executive Compensation, page 39

20. Please provide executive compensation disclosure for the last completed fiscal year. Refer to Item 402 of Regulation S-B.

Signature Page

21. In the next amendment, please have Yuqin Mao sign in the capacity of your principal financial officer and as your principal accounting officer. Refer to Instructions for Signatures on Form SB-2.

Exhibit 5.1

22. Please file a signed legal opinion with the next amendment.

Report of Independent Registered Public Accounting Firm, page F-1

23. We note that the independent auditors report refers to the financial statements of Shaanxi XinSheng Centennial Agricultural and Technology Co., Ltd. In light of the fact that the current name of the reporting company is China Agri-Business, Inc., please revise your independent auditor's report to refer to the financial statements of China Agri-Business Inc. (formerly Shaanxi XinSheng Centennial Agricultural and Technology Co., Ltd.).

Consolidated Statements of Operations, page F-3

24. We note your presentation of "net sales of products" on the face of the statements of operations. Please explain to us, and disclose in the notes to the financial statements, the nature of the amounts recorded as a reduction of sales to arrive at the "net sales" amount. Also, please describe how the adjustments are calculated or determined and to the extent the amounts are material, please disclose the amounts of the revenue adjustments.

25. Please revise the disclosure of gross margin related to the transfer of technology in the results of operations section in MD&A to include any expenses that were incurred in developing the technology that was sold. We do not believe it is appropriate to present the transfer of technology revenue as having a gross margin of 100% unless there were no costs incurred by the company related to the revenue that was generated by the sale of the technology.

Notes to the Financial Statements
General

26. We note from your disclosure on page 24 that you have a six member research and development team. To the extent that research and development expense is material to your results of operations, please revise the notes to your financial statements to include disclosure of the amount of research and development expenses for each year in which an income statement is provided. See paragraph 13 of SFAS No. 2.

27. We note from your disclosure on page 23 that you spent $62,500 on advertising in the past two years. Please revise your notes to the financial statements to disclose the total amount charged to advertising expense for each income statement presented and indicate whether such costs are expensed as incurred or the first time the advertising takes place. See paragraph 49 of SOP 93-7.

28. Please revise your notes to the financial statements and MD&A to include disclosure of the impact that recently issued accounting standards (e.g., SFAS 151, SFAS 154, and FIN 47) will have on your financial position and results of

operations when such standards are adopted in a future period. See Staff Accounting Bulletin Topic 11:M.

Note 2 - Summary of Significant Accounting Principles, F-7
Revenue Recognition, page F-8

29. We note your disclosure that sales of products are recorded when title passes to the customer, which is generally at time of shipment. In light of your use of the term "generally," please tell us of any circumstances when revenue is recognized prior to the shipment of the product.

Earnings (loss) per common share, page F-9

30. Please revise to include a reconciliation of the weighted average number of shares used in computing your basic and diluted earnings per share. Refer to the requirements outlined in paragraph 40c of SFAS No. 128.

Note 3 - Reverse Acquisition of Xinsheng, page F-10

31. We note your disclosure that the $270,906 excess of the estimated fair value of the 1,354,531 shares of China Agri common stock retained by stockholders other than the Xinsheng stockholders over the $0 identifiable net assets of China Agri and WOFE at April 22, 2006, originally recorded as goodwill, was immediately written off as an impairment of goodwill. Because China Agri was a public shell with no operations and zero identifiable net assets as you disclosed on page F-10 that acquired an operating company, this transaction should be accounted for as a recapitalization and goodwill should not have been recorded at the time of the reverse merger. In a recapitalization, the shares retained by the stockholders other than Xinsheng should be valued at the amount of net assets of the accounting acquiree, not fair value. If there are no net assets as your disclosure implies, the transaction would be reflected as a reclassification adjustment to shareholders' equity. Please revise to eliminate the $270, 906 expense on the statement of operations for the nine months ended September 30, 2006 and the offsetting amount recorded in equity.

Note 8 - Investment in Tienwe Technology Inc., page F-13

32. We note that in 2005 you acquired a 13.95% equity interest in Tienwe Technology Inc. for $757,882. Please tell us how you account for this investment. If you are using the equity method of accounting for this investment, please explain to us and disclose in your notes to the financial statements why you believe it is appropriate to use that method with less than a 20% interest in the entity. See paragraph 17 of APB 18 and footnote 13 to paragraph 20 of APB 18. Also, please tell us the nature of the increase in the investment amount on the balance sheet between December

31, 2005 and September 30, 2006. We may have further comment upon receipt of your response.

Note 9 - Intangible Assets, Net

33. We note your disclosure that the patent was acquired by Xinsheng in 2002 from three stockholders in exchange for Xinsheng common stock and was valued based on an appraisal report. Based on this disclosure, it appears this patent was valued at fair value when it was acquired. Please explain in further detail why you believe it is appropriate to reflect the patent at fair value rather than at the historical cost of the stockholders from whom it was acquired. Refer to the guidance outlined in SAB Topic 5:G. Also, in light of your disclosure on page 23 that you do not currently use this patent or equipment in your business, please explain to us how you determined that the carrying amount of the intangible asset is recoverable and is not impaired as of September 30, 2006, December 31, 2005 and December 31, 2004. As part of your response, please provide us with the most recent impairment analysis performed on this intangible asset, including a description of each significant assumption used in the analysis.

Note 10 - Series A Preferred Stock

34. We note your disclosure that if you do not consummate an initial public offering pursuant to a registration statement by November 30, 2007, then each holder of Series A Stock shall have the right to require you to redeem all or any portion of the Series A Stock at a price of $10 per share. In light of the fact that the act of having a registration statement declared effective by the SEC by a certain date is outside the control of the Company, we believe that the Series A Stock should be classified outside of permanent equity in accordance with ASR 268 and EITF Topic D-98. Please revise your balance sheet and statement of stockholders' equity as of September 30, 2006 to record the Series A Stock outside of permanent equity. The initial amount to be recorded should be the fair value at the date of issue. If you determine that it is probable that the Series A Stock will become redeemable you should remeasure the value of the stock at the end of each reporting period according to one of the two methods listed in paragraph 16 of EITF Topic D-98. If you believe that it is not probable that the Series A Stock will become redeemable, please disclose the reasons for your conclusion in the notes to the financial statements.

35. We note the disclosure indicating that the Company sold 10,000 shares of Series A Preferred stock to an investor on May 31, 2006 as part of a units offering for $100,000. We also note from the disclosure in Note 10 that this Series A preferred stock will automatically be converted into shares of common stock at a conversion price of one-third of the price per share of the common stock to be purchased in a public offering of the Company's common shares. As the Series A Preferred stock

appears to provide for a beneficial conversion feature upon the completion of the Company's planned public offering, please tell us and disclose in your financial statements your planned accounting treatment for the beneficial conversion feature. Refer to the guidance in EITF 00-27. We may have further comment upon receipt of your response.

36. Also, please revise to include a pro forma balance sheet giving effect to the conversion of the Series A Preferred shares into common shares in connection with the offering and to the recognition of a dividend associated with the beneficial conversion feature. Pro forma earnings per share for the latest fiscal year and subsequent interim period presented should also be disclosed giving effect to the conversion of the preferred shares into common shares in connection with the offering. Also, the pro forma earnings per share amounts should also give effect to the number of shares required to be issued in the offering to fund the dividend payment to the extent the dividend amount exceeds the Company's earnings for the preceding twelve month period. Refer to the guidance outlined in SAB Topic 1:B:3 and Topic III, Sections IV.B and C of the Division of Corporation Finance Staff Training Manual.

Note 13 - Income Taxes

37. We note your disclosure that you have received an exemption from income tax through the year ended December 31, 2007. Please explain to us, and disclose in the notes to the financial statements, the name of the entity that has granted you the exemption and the nature of the income tax exemption. Also, explain why this exemption extends only through December 31, 2007. We may have further comment upon receipt of your response.

Note 15 - Commitments and Contingencies

38. We note your disclosure that China Agri utilizes office space provided by one of its directors at no cost to the company. Please note that all costs of doing business, including costs incurred by parent and other affiliates such as directors on behalf of the Company, should be reflected in historical financial statements. Please revise your statement of operations for all applicable periods, to include a charge for the rental expense of the China Agri office space. See Staff Accounting Bulletin Topic 5T.

39. We note your disclosure that you are obligated to pay Friedland 450,000 RMB within five working days after the filing of a registration statement with the SEC. Please revise your notes to the financial statements to include disclosure of the date and amount (in US Dollars) of this payment as a subsequent event. The notes to the financial statements should also disclose any other material event or

contingency that has occurred subsequent to September 30, 2006. See Instruction 2(2)(ii) to Item 310(b) of Regulation S-B.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Darren Ofsink, Esq.
Guzov Ofsink, LLC
via facsimile: 212-688-7273